# APPENDIX B:
# FINANCIAL STATEMENTS
# (Unaudited)

# Firebrand LLC
## Balance Sheet - unaudited
## For the period ended 5/31/2021

| | Current Period<br>5/31/2021 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 1,000.00 |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 1,000.00 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |

| | | | |
|---|---|---|---|
| | | | |
| **TOTAL ASSETS** | **$ 1,000.00** | | |
| | | | |
| **LIABILITIES** | | | |
| **Current Liabilities:** | | | |
| Accounts Payable | $ - | | |
| Business Credit Cards | - | | |
| Sales Tax Payable | - | | |
| Payroll Liabilities | - | | |
| Other Liabilities | - | | |
| Current Portion of Long-Term Debt | - | | |
| **Total Current Liabilities** | - | | |
| | | | |
| **Long-Term Liabilities:** | | | |
| Notes Payable | - | | |
| Mortgage Payable | - | | |
| Less: Current portion of Long-term debt | - | | |
| **Total Long-Term Liabilities** | - | | |
| | | | |
| **EQUITY** | | | |
| Capital Stock/Partner's Equity | 1,000.00 | | |
| Opening Retained Earnings | - | | |
| Dividends Paid/Owner's Draw | - | | |
| Net Income (Loss) | - | | |
| **Total Equity** | 1,000.00 | | |
| | | | |
| **TOTAL LIABILITIES & EQUITY** | **$ 1,000.00** | | |
| | | | |
| Balance Sheet Check | - | | |
| | | | |
| | | | |

I, Ryan MacDougall, certify that:

1. The financial statements of Firebrand LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Firebrand LLC has not been included in this Form as Firebrand LLC was formed on 04/01/2021 and has not filed a tax return to date.

Signature *Ryan MacDougall*

Name: Ryan MacDougall

Title: Partner